# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Definitive Healthcare Corp., CIK 0001861795
CUSIP: 24477E103
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 492 Old Connecticut Path, Suite 401, Framingham, United States (X1), 01701
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-22-005071
Filed by CIK 0001034196

## Reporting persons
- Advent International, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 62,493,676; sole dispositive power 0; shared dispositive power 62,493,676; aggregate amount beneficially owned 62,493,676 (59.82% of the class)
  Comment: The reported percentage is calculated based on 104,472,371 shares of Class A common stock ("Common Stock") outstanding as of February 23, 2026, as reported on the Issuer's 10-K filed with the Securities and Exchange Commission ("SEC") on February 26, 2026.
- Advent International GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 62,493,676; sole dispositive power 0; shared dispositive power 62,493,676; aggregate amount beneficially owned 62,493,676 (59.82% of the class)
  Comment: The reported percentage is calculated based on 104,472,371 shares of Common Stock outstanding as of February 23, 2026, as reported on the Issuer's 10-K filed with the SEC on February 26, 2026.
- Advent International GPE IX Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 16,955,510; shared voting power 0; sole dispositive power 16,955,510; shared dispositive power 0; aggregate amount beneficially owned 16,955,510 (16.23% of the class)
  Comment: The reported percentage is calculated based on 104,472,371 shares of Common Stock outstanding as of February 23, 2026, as reported on the Issuer's 10-K filed with the SEC on February 26, 2026.
- Advent International GPE IX-H Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 5,428,915; shared voting power 0; sole dispositive power 5,428,915; shared dispositive power 0; aggregate amount beneficially owned 5,428,915 (5.2% of the class)
  Comment: The reported percentage is calculated based on 104,472,371 shares of Common Stock outstanding as of February 23, 2026, as reported on the Issuer's 10-K filed with the SEC on February 26, 2026.

## Item 1. Issuer
Name of issuer: Definitive Healthcare Corp.
Address of issuer's principal executive offices: 492 Old Connecticut Path, Suite 401, Framingham, MA 01701

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by each of the persons below pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Act, all of whom together are referred to herein as the "Reporting Persons":

(i) Advent International, L.P., a Delaware limited partnership;

(ii) Advent International GP, LLC, a Delaware limited liability company;

(iii) Advent International GPE IX Limited Partnership, a Cayman Islands limited partnership; and

(iv) Advent International GPE IX-H Limited Partnership, a Cayman Islands limited partnership;
Address of principal business office or, if none, residence: Prudential Tower, 800 Boylston Street, Boston, MA 02199
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to row 9 on each cover page.

The reported securities are directly held by the following:

(i) 16,955,510 shares of Class A common stock held by Advent International GPE IX Limited Partnership; (ii) 3,359,809 shares of Class A common stock held by Advent International GPE IX-B Limited Partnership; (iii) 1,394,766 shares of Class A common stock held by Advent International GPE IX-C Limited Partnership; (iv) 1,463,380 shares of Class A common stock held by Advent International GPE IX-F Limited Partnership; (v) 4,815,226 shares of Class A common stock held by Advent International GPE IX-G Limited Partnership; (vi) 5,428,915 shares of Class A common stock held by Advent International GPE IX-H Limited Partnership; (vii) 3,075,053 shares of Class A common stock held by Advent International GPE IX-I Limited Partnership; (viii) 4,985,850 shares of Class A common stock held by Advent International GPE IX-A SCSP; (ix) 1,061,241 shares of Class A common stock held by Advent International GPE IX-D SCSP; (x) 2,156,723 shares of Class A common stock held by Advent International GPE IX-E SCSP; (xi) 97,427 shares of Class A common stock held by Advent Partners GPE IX Strategic Investors SCSP; (xii) 55,642 shares of Class A common stock held by Advent Partners GPE IX Limited Partnership; (xiii) 128,669 shares of Class A common stock held by Advent Partners GPE IX-A Limited Partnership; (xiv) 321,070 shares of Class A common stock held by Advent Partners GPE IX-C Limited Partnership (f/k/a Advent Partners GPE IX Cayman Limited Partnership); (xv) 54,121 shares of Class A common stock held by Advent Partners GPE IX Cayman Limited Partnership; (xvi) 898,507 shares of Class A common stock held by Advent Partners GPE IX-B Cayman Limited Partnership (the funds set forth in the foregoing clauses (i)-(xvi), the "Advent GPE IX Funds"); (xvii) 3,818,770 shares of Class A common stock held by Advent Global Technology Limited Partnership; (xviii) 2,971,879 shares of Class A common stock held by Advent Global Technology-B Limited Partnership; (xix) 1,609,070 shares of Class A common stock held by Advent Global Technology-C Limited Partnership; (xx) 1,926,387 shares of Class A common stock held by Advent Global Technology-D Limited Partnership; (xxi) 1,885,069 shares of Class A common stock held by Advent Global Technology-A SCSP; (xxii) 31,561 shares of Class A common stock held by Advent Partners AGT Limited Partnership; (xxiii) 27,373 shares of Class A common stock held by Advent Partners AGT-A Limited Partnership; (xxiv) 317,329 shares of Class A common stock held by Advent Partners AGT-C Limited Partnership (f/k/a Advent Partners AGT-Cayman Limited Partnership); (xxv) 30,542 shares of Class A common stock held by Advent Global Technology Strategic Investors Limited Partnership (the funds set forth in the following clauses (xvii)-(xxv), the "Advent Global Technology Funds"); and (xxvi) 3,623,787 shares of Class A common stock held by Advent Global Opportunities Master Limited Partnership (f/k/a Sunley House Capital Master Limited Partnership).

Advent International GPE IX, LLC indirectly controls the general partner or manager, as applicable, of each of the Advent GPE IX Funds. Advent Global Technology LLC indirectly controls the general partner or manager, as applicable, of each of the Advent Global Technology Funds. Advent Global Opportunities GP LLC and Advent Global Opportunities Management LLC are the general partner and investment manager, respectively, of Advent Global Opportunities Master Limited Partnership. Advent International GP, LLC is the general partner of Advent International, L.P., and Advent International, L.P. is the manager of Advent International GPE IX, LLC and Advent Global Technology LLC, and is the sole member of Advent Global Opportunities GP LLC and Advent Global Opportunities Management LLC. Accordingly, each of Advent International GP, LLC and Advent International, L.P. may be deemed to have voting and dispositive power over the shares directly held by the Advent GPE IX Funds, the Advent Global Technology Funds, and Advent Global Opportunities Master Limited Partnership.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any of the Reporting Persons are beneficial owners of the reported securities, for the purposes of Section 13(d) and/or Section 13(g) of the Act.
Percent of class: See responses to row 11 on each cover page.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement, dated May 13, 2026
99.2 Signature Page, dated May 13, 2026

## Signatures
- Advent International, L.P.: /s/ Neil Crawford, Neil Crawford / Vice President of Finance, See Exhibit 99.2 (05/13/2026)
- Advent International GP, LLC: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (05/13/2026)
- Advent International GPE IX Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance, See Exhibit 99.2 (05/13/2026)
- Advent International GPE IX-H Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance, See Exhibit 99.2 (05/13/2026)